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SEC FILE NUMBER
8-12730

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M.H. LeBlang, Inc. dba MHL Investments

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6900 S. 900 E., Suite 200
(No. and Street)

Midvale	UT	84047
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Roy R. Jones	801-545-8706	monica@mhlinvestments.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

1999 Avenue of the Stars #1100	Century City	California	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Roy R. Jones, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M.H. LeBlang, Inc. dba MHL Investments, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CASSANDRA JOHNSON
Notary Public - State of Utah
Comm. No. 707032
My Commission Expires on
Jul 2, 2023

STATE OF UT COUNTY OF SLC THE FOREGOING INSTRUMENT WAS ACKNOWLEDGE BEFOR ME ON THIS 10TH day of Feb 2023

Signature: [signature]

Title: CEO

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ■ (z) Other: SIPC Report

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M.H. LeBlang, Inc. dba MHL Investments (the "Company") as of December 31, 2022, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 20, 2023

M.H. LeBlang, Inc. dba MHL Investments
Statement of Financial Condition
December 31, 2022

Assets		
Cash	$	366,524
Accounts receivable		86,628
Prepaid expenses and other assets		177,847
Total assets	$	630,999
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	263,028
Total liabilities		263,028
Stockholders' Equity:		
Capital stock, no par value, authorized - 200 shares, issued and outstanding - 200 shares		5,000
Additional paid-in capital		52,500
Retained earnings		310,471
Total stockholders' equity		367,971
Total liabilities and stockholders' equity	$	630,999

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Income

For the Year Ended December 31, 2022

Revenues		
Variable annuities	$	323,862
Private placements		2,009,225
Non-securities insurance		173,120
Mutual funds		32,567
Other income		7,887
Total revenues		2,546,661
Expenses		
Compensation and benefits		2,166,494
Professional fees		136,703
Occupancy		43,298
Communications and technology		63,778
Regulatory		44,715
Other		81,200
Total expenses		2,536,188
Net income before provision for income taxes		10,473
Provision for income taxes		2,618
Net Income	$	7,855

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2022

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2021	$ 5,000	$ 52,500	$ 302,616	$ 360,116
Distributions to Stockholders	-	-	-	-
Net income (loss)	-	-	7,855	7,855
Balances at December 31, 2022	$ 5,000	$ 52,500	$ 310,471	$ 367,971

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments
Statement of Cash Flows
For the Year Ended December 31, 2022

Cash flows from operating activities:		
Net income	$	7,855
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities		
(Increase) decrease in:		
Accounts receivable		126,759
Prepaid expenses		(139,937)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		(93,538)
Income taxes payable		(30,669)
Net cash provided by (used in) operating activities		(129,530)
Cash flows provided from investing activities:		-
Cash Flows provided by investing activities		-
Net increase (decrease) in cash		(129,530)
Cash at December 31, 2021		496,054
Cash at December 31, 2022	$	366,524
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	65,726

The accompanying notes are an integral part of these financial statements.

M.H. LeBlang, Inc. dba MHL Investments
Notes to Financial Statements
December 31, 2022

I. OPERATIONS AND ORGANIZATION

M. H. LeBlang, Inc. dba MHL Investments ("Company") is a non-clearing broker-dealer (that does not carry customer accounts) registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company is exempt from SEC rule 15c3-3.

The Company operates as a retailer of Variable annuities, Private placements, Insurance products and Mutual funds shares. The Company was incorporated in 1966 in the State of New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are reported at net realizable value. At December 31, 2022, no allowance for doubtful accounts was deemed necessary.

Revenue Recognition

The Company recognizes commission revenue from the sale of Variable annuities and Insurance products on the sale date, and from the sale of Mutual funds shares on the trade date. At these points, the revenue amount is fixed or determinable; collection is relatively assured; and the Company has completed its performance obligations.

The Company recognizes commission revenue from Private placements of real estate and other limited partnership interests as of the underlying transaction date; when a written agreement has been accepted by both parties, payment in full has been received; and the Company has completed its performance obligations.

The Company also earns minor annual trailing commissions and is responsible for ongoing client relations duties, which are recorded in those periods as the services are performed.

Income Taxes

The Company classifies income tax assessments, if any, for interest expense and for penalties in other expenses included in the Statement of Income. Management has evaluated and concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements at December 31, 2022. The federal and state income tax returns of the Company for 2021, 2020 and 2019 are subject to examination by the Internal Revenue Service (IRS), generally for three years after they are filed. The statute of limitations for state purposes is generally three years but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2022, the IRS has not proposed any adjustment to the Company position.

3. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with an affiliate under which expenses are allocated and charged on a monthly basis. The agreement includes, but is not limited to, rent, telephone and office expenses. For the year ended December 31, 2022, the Company had paid expenses totaling $52,200 to the affiliate with no material balance due to or from this affiliate at December 31, 2022.

The Company shares its office space with its affiliate under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to ASC 842. The Company records shared expenses monthly as billed.

4. INCOME TAXES

The provision for income taxes consists of the following:

	Federal	State	Total
Current	$2,095	$523	$2,618
Deferred	-	-	-
Total	$2,095	$523	$2,618

Deferred taxes are accounted for according to current standards which use an asset and liability approach in recognizing timing differences. This approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of such timing differences. There were no material deferred tax items as of December 31, 2022 and thus there was no significant difference between the corporate 21% federal and blended state enacted tax rates and overall effective tax rate as shown in the Statement of Income.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $141,831 which was $124,296 in excess of its required net capital of $17,535; and the Company’s ratio of aggregate indebtedness to net capital was 1.85 to 1, which was less than the 15 to 1 maximum allowed.

6. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

7. COMMITMENTS AND CONTINGENCIES

The Company is currently involved in an FINRA arbitration. The arbitration involves two former employees that were terminated by the Company for cause. The former employees have filed counter claims. The Company plans to vigorously pursue its claim and defend itself in this arbitration. However, settlement or damages that may be incurred that are associated with this arbitration cannot be determined at this time. These financial statements reflect no adjustment for any potential restitution or liabilities associated with this arbitration.

8. SUBSEQUENT EVENTS

The Company evaluated events and transactions after the date of the Statement of Financial Condition through the date that the financial statements were available to be issued. No matters were identified which require recognition or disclosure in the financial statements.

9. RECENT ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASU's”).

For the year ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

M.H. LeBlang, Inc. dba MHL Investments

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2022 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	367,971
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		48,293
Prepaid expenses		177,847
Total non-allowable assets		226,140
Net Capital	$	141,831
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Ratio of aggregate indebtedness to net capital		1.85 to 1
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital (6.67% of $263,028)	$	17,535
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above)	$	17,535
Excess Net Capital	$	124,296

There were no differences between the net capital computation shown here and the net capital computation reported on the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of December 31, 2022.

M.H. LeBlang, Inc. dba MHL Investments

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

Schedule II

The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and in reliance of Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R 250.15c3-3 because the Company limits its business activities exclusively to (1) variable annuities; (2) mutual funds; (3) life insurance; (4) private and public investment services to customers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

M.H. LeBlang, Inc. dba MHL Investments
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M.H. LeBlang, Inc. dba MHL Investments does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) M.H. LeBlang, Inc. dba MHL Investments's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2022. M.H. LeBlang, Inc. dba MHL Investments's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M.H. LeBlang, Inc. dba MHL Investments's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 20, 2023

MHL
EST. 1953

M H LeBlang, Inc. dba MHL Investments
Exemption Report
For the Year Ended December 31, 2022

M H LeBlang Inc. dba MHL Investments ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) variable annuities; (2) mutual funds; (3) life insurance; and (4) private and public investment services to customers. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

M H LeBlang, Inc dba MHL Investments

I, Roy R. Jones, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________
Title: CEO

M.H. LeBlang, Inc. dba MHL Investments
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Stockholders of M.H. LeBlang, Inc. dba MHL Investments:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by M.H. LeBlang, Inc. dba MHL Investments and the SIPC, solely to assist you and SIPC in evaluating M.H. LeBlang, Inc. dba MHL Investments's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2022. M.H. LeBlang, Inc. dba MHL Investments's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2022, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on M.H. LeBlang, Inc. dba MHL Investments's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of M.H. LeBlang, Inc. dba MHL Investments and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 20, 2023

M.H. LeBlang, Inc. dba MHL Investments
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2022

	Amount
Total assessment	$ 3,820
SIPC-6 general assessment	
Payment made on July 28, 2022	(1,891)
SIPC-7 general assessment	
Payment made on February 06, 2023	(1,929)
Total assessment balance	
(overpayment carried forward)	$ -